AMENDMENT

UF 9-19-02

02053275

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 15 2002 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 12853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Frontier Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East 43rd. Street
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melville Kirzon 212-682-7854
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ehrenkrantz Sterling & Co. LLC
(Name – *if individual, state last, first, middle name*)

6 Regent Street (Address) Livingston (City) New Jersey (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UF 9-19-02

OATH OR AFFIRMATION

I, Melville Kirzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Planning Services Ltd., as of September 30, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARIA R. CARUSO
Notary Public, State of New York
No. 01CA6031465
Qualified in Queens County
Commission Expires October 04, 20__

Signature

President

Title

8/12/02

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRONTIER PLANNING SERVICES LTD.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-12853

YEAR ENDED SEPTEMBER 30, 2001

TABLE OF CONTENTS

Ehrenkrantz
Sterling & Co. L.L.C.
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039 (973) 994-7777 Fax: (973) 994-3444
E-mail: success@es-cpa.com Web: www.es-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Frontier Planning Services Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Frontier Planning Services Ltd. as of September 30, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Frontier Planning Services Ltd. as of September 30, 2000, were audited by other auditors whose report dated October 31, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Frontier Planning Services Ltd. as of September 30, 2001 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrenkrantz Sterling & Co. LLC

Certified Public Accountants
July 16, 2002

FRONTIER PLANNING SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash	$ 11,686
Commissions receivable	14,491
Investment	2,200
	$ 28,377

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Income taxes payable	$ 7,299
STOCKHOLDER'S EQUITY	
Common stock, no par value	
Authorized, 200 shares, issued and outstanding, 100 shares	500
Additional paid-in capital	10,500
Retained earnings	10,078
	21,078
	$ 28,377

See Notes to Financial Statements.

FRONTIER PLANNING SERVICES LTD.

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2001

REVENUE	
Commissions	$ 46,717
Interest income	857
	47,574
EXPENSES	
Commissions	15,257
Fees	1,990
Rent	13,038
Travel and entertainment	5,368
Auto expenses	5,562
Seminars and conferences	5,789
Professional fees	8,800
Telephone	5,308
Promotion	762
Office supplies	1,503
Office expenses	6,010
Data processing expense	221
Contributions	726
Repairs and maintenance	219
Loss on redemption of securities	1,499
	72,052
LOSS FROM OPERATIONS	(24,478)
INCOME TAXES (BENEFIT)	(6,538)
NET LOSS	$ (17,940)

See Notes to Financial Statements.

FRONTIER PLANNING SERVICES LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, beginning of year	100	$ 500	$ 10,500	$ (4,616)	$ 6,384
Prior-period adjustment	--	--	--	32,634	32,634
Balance, beginning of year as restated	100	500	10,500	28,018	39,018
Net loss	--	--	--	(17,940)	(17,940)
Balance, end of year	100	$ 500	$ 10,500	$ 10,078	$ 21,078

See Notes to Financial Statements.

FRONTIER PLANNING SERVICES LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(17,940)
Adjustments to reconcile net loss to net cash provided by operating activities		
Loss on redemption of securities		1,499
Decrease in operating assets		
Commissions receivable		36,038
Decrease in operating liabilities		
Income taxes payable		(6,993)
Accrued expenses		(3,600)
Net cash provided by operating activities		9,004
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments		2,915
Purchase of investment		(744)
Net cash provided by investing activities		2,171
CASH FLOWS FROM FINANCING ACTIVITIES		--
NET INCREASE IN CASH		11,175
CASH, beginning of year		511
CASH, end of year	$	11,686

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for		
Interest	$	--
Taxes		--

See Notes to Financial Statements.

FRONTIER PLANNING SERVICES LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Frontier Planning Services Ltd., organized under the laws of New York on April 27, 1966, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates a sales office in New York and acts as a broker and dealer of products consisting primarily of mutual funds and variable annuities. The Company does not clear or carry any customer accounts nor does it hold any funds or securities owned by customers. The Company meets the requirements of the Securities Investors Protection Act of 1970, Section 3(A)(2), ii, and qualifies for exclusion of membership in SIPC.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: INVESTMENT

Investment consists of 200 warrants to purchase shares of Nasdaq owned by the National Association of Securities Dealers, Inc. (NASD). Each warrant entitles the holder to purchase four shares of common stock of Nasdaq owned by NASD. These warrants are exercisable commencing on the second anniversary of issue date through the fifth anniversary of issue date at exercise prices ranging from $13 to $16 per share (issue date, April 2000). These securities, acquired through private placement are subject to certain restrictions on transferability and are reflected at cost of $2,200 at September 30, 2001.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares office space with Frontier Planning Corp. of America, Inc., an affiliate owned by the stockholder, and remits its share of rent and related expenses on a month to month bases. Rent expense totaled $13,038.

Commissions totaling $15,000 for the year ended September 30, 2001 were paid to the stockholder.

Note 4: INCOME TAXES

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of entertainment expenses.

Income taxes are comprised of the following:

Federal	$ (2,749)
State	(3,789)
	$ (6,538)

Note 5: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At September 30, 2001 the Company had net capital of $18,878 which exceeded requirements by $13,878. The ratio of aggregate indebtedness to net capital was .39 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker dealer and accordingly, customer accounts are carried on the books of the clearing broker.

Note 6: PRIOR PERIOD ADJUSTMENT

Retained earnings at October 1, 2000 has been adjusted to correct an error relating to revenue recognition less related commission expenses. Had the error not been made, net income for the year ended September 30, 2000 would have increased by $32,634, net of income taxes of $13,837.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of September 30, 2001

SCHEDULE I

FRONTIER PLANNING SERVICES, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2001

COMPUTATION OF NET CAPITAL	
Total members' equity	$ 21,078
Deductions and/or charges	
Non-allowable assets	2,200
NET CAPITAL	$ 18,878
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Other liabilities includable in aggregate indebtedness	$ 7,299
AGGREGATE INDEBTEDNESS	$ 7,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6⅔% of aggregate Indebtedness or minimum net capital requirement)	$ 5,000
EXCESS NET CAPITAL	$ 13,878
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 13,148
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.39 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2001	
Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 10,451
Increases resulting from September 30, 2001 audit adjustments, net	8,427
Net capital, as included in this report	$ 18,878

(Continued on following page)

SCHEDULE II

FRONTIER PLANNING SERVICES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2001

CREDIT BALANCES	NONE
DEBIT BALANCES	NONE
EXCESS DEBITS OVER CREDITS	NONE
RESERVE REQUIRED AT 105%	NONE
BALANCE IN BANK RESERVE ACCOUNT, SEPTEMBER 30, 2001	$ --

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Ehrenkrantz
Sterling & Co. L.L.C.
Certified Public Accountants and Consultants
6 Regent Street, Livingston, New Jersey 07039 (973) 994-7777 Fax: (973) 994-3444
E-mail: success@es-cpa.com Web: www.es-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Frontier Planning Services Ltd.
New York, New York

In planning and performing our audit of the financial statements of Frontier Planning Services Ltd. for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Frontier Planning Services Ltd.
New York, New York

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members' management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrenkrantz Sterling & Co. LLC

Certified Public Accountants
Livingston, New Jersey
July 16, 2002